CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
1.900% Notes due 2027	$1,000,000,000	$92,700
2.300% Notes due 2032	$850,000,000	$78,795
Total	$1,850,000,000	$171,495

(1)	The filing fee of $171,495 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.